SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

NURSING HOME WAIVER CONTRACT ENDORSEMENT

This endorsement is part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. Except as stated in this endorsement, it is subject to the provisions contained in the Contract. Except as stated in this endorsement, it is subject to the provisions contained in the Contract.

DEFINITIONS

Eligible Nursing Home:  a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient.

BENEFIT

Nursing Home Waiver of Withdrawal Charge
The Company will waive the withdrawal charge upon full surrender of the Contract if all of the following conditions are met:

1.	the Company receives the withdrawal request on or after the Benefit Eligibility Date shown on the Contract Specifications;
2.	the Owner is confined to an Eligible Nursing Home and has been confined there for at least the preceding 180 days; and
3.	the Owner’s confinement to an Eligible Nursing Home began after the Issue Date.

At the time of the withdrawal request, proof of the Owner's confinement to an Eligible Nursing Home must be provided to the Company at its Annuity Service Center Mailing Address in such form as the Company may require.

If the Company finds proof of the Owner’s confinement to be insufficient, the Owner will be notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any withdrawal charges.

If the Owner is not a natural person, the Annuitant will be considered the Owner for the purposes of this endorsement.

Termination
This endorsement will terminate upon the earliest of the following:

•	the Annuity Income Date; and
•	the date the Contract terminates.

[/s/ Westley V. Thompson]
[Westley V. Thompson, President]

ICC11-VA-E-04